LOANCORE REALTY TRUST, INC.
c/o LoanCore Capital, LLC
 55 Railroad Avenue, Suite 100
Greenwich, Connecticut 06803
August 30, 2018
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
 Washington, D.C. 20549
Re:	LoanCore Realty Trust, Inc. Request for Withdrawal of Registration Statement on Form S-11 File No. 333-204154
Ladies and Gentlemen:
Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), LoanCore Realty Trust, Inc. (the “Registrant”) hereby requests the withdrawal of the Registrant’s Registration Statement on Form S-11 (File No. 333-204154), together with all exhibits thereto (the “Registration Statement”), effective as of the date hereof or at the earliest practicable date hereafter.  The Registration Statement was originally confidentially submitted to the Securities and Exchange Commission (the “Commission”) on February 13, 2015 and was initially filed with the Commission on May 14, 2015.
The Registrant is requesting the withdrawal of the Registration Statement as it does not intend to pursue the contemplated public offering of the securities covered by the Registration Statement at this time.  The Registrant confirms that no securities have been sold pursuant to the Registration Statement and that the Registration Statement has not been declared effective by the Commission.  Therefore, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act.
The Registrant further requests that, in accordance with Rule 457(p) under the Securities Act and subject to compliance with the requirements thereof, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for potential future use.
Please send a copy of the written order granting withdrawal of the Registration Statement to the undersigned at LoanCore Realty Trust, Inc., c/o LoanCore Capital, LLC, 55 Railroad Avenue, Suite 100, Greenwich, Connecticut 06803, facsimile number (203) 861-6006.
If you have any questions with respect to this matter, please do not hesitate to contact me at (203) 861-6031.
Very truly yours,

LOANCORE REALTY TRUST, INC.

By:	/s/ Tyler Shea
	Name:	Tyler Shea
	TItle:	Chief Accounting Officer